TTBD, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES — Software revenue	$ 185,170
EXPENSES:	
General and administrative expenses	61,680
Regulatory fees and other expenses	46,975
Software licensing distribution expense	148,136
Total expenses	256,791
NET LOSS	$ (71,621)

See notes to financial statements.